SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __ )

Kewaunee Scientific Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

492854104

(CUSIP Number)

Anita G. Zucker, as Trustee of

The Article 6 Marital Trust

c/o The InterTech Group, Inc.

4838 Jenkins Avenue

North Charleston, SC 29405

(843) 744-5174

(Name, Address and Telephone Number of

Person Authorized to Receive Notices and Communications)

With copies to:

Robert Johnston The InterTech Group, Inc. 4838 Jenkins Avenue North Charleston, SC 29405 (843) 744-5174	Christopher J. Hubbert Kohrman Jackson & Krantz LLP 1375 E. Ninth Street, 29th Floor Cleveland, OH 44114 (216) 696-8700

October 22, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 492854104	Page 2 of 5 Pages

1	names of reporting persons Anita G. Zucker, as Trustee of The Article 6 Marital Trust
2	check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
3	sec use only
4	source of funds (see instructions) OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization USA

number of shares beneficially owned by each reporting person with	7	sole voting power 179,790
	8	shared voting power 0
	9	sole dispositive power 179,790
	10	shared dispositive power 0

11	aggregate amount beneficially owned by each reporting person 179,790
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	percent of class represented by amount in row (11) 6.5%
14	type of reporting person (see instructions) IN

CUSIP No. 492854104	Page 3 of 5 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $2.50 par value, of Kewaunee Scientific Corporation (“Kewaunee”). Kewaunee’s principal executive offices are located at 2700 West Front Street, Statesville, North Carolina 28677.

Item 2.	Identity and Background.

Anita G. Zucker is a natural person whose business address is c/o The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker is the Trustee of the Article 6 Marital Trust (the “Trust”). Mrs. Zucker’s principal occupation is as the chairperson and chief executive officer of The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mrs. Zucker is a citizen of the State of South Carolina and the United States of America.

Item 3.	Source and Amount of Funds or Other Considerations.

The 179,790 shares of common stock of Kewaunee (the “Shares”) reported in this Schedule 13D were purchased by the Trust for $3,442,048 using available funds.

Item 4.	Purpose of Transaction.

The Trust acquired the Shares for investment purposes. The Trust continually reviews the performance of this investment and its investment alternatives. As part of the ongoing review of its investment in the Shares, the Trust may explore from time to time a variety of alternatives, including the acquisition of additional securities of Kewaunee, or the disposition of securities of Kewaunee in the open market or in privately negotiated transactions. The Trust may explore, support, sponsor or promote other alternatives with respect to this investment in the Shares, including but not limited to an extraordinary corporate transaction involving Kewaunee, other changes in the present board of directors or management of Kewaunee, changes in management’s compensation, or changes in Kewaunee’s business or corporate structure. As a substantial shareholder, the Trust expects to communicate from time to time in the future to management and the board of directors its views as to matters that the Trust believes will benefit Kewaunee and its shareholders.

Although the prior paragraph reflects activities presently contemplated by the Trust with respect to Kewaunee, the Trust’s plans may change at any time, and the Trust may not take any of the actions referred to above.

Except as set forth above, as of the date of this Schedule 13D, the Trust does not have any plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of Kewaunee, or the disposition of securities of Kewaunee;

CUSIP No. 492854104	Page 4 of 5 Pages

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Kewaunee or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of Kewaunee or any of its subsidiaries;

(d) Any change in the present board of directors or management of Kewaunee, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of Kewaunee;

(f) Any other material change in Kewaunee’s business or corporate structure;

(g) Changes in Kewaunee’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Kewaunee by any person;

(h) Causing a class of securities of Kewaunee to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of Kewaunee becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Trust reserves the right to effect any such actions as it may deem necessary or appropriate in the future.

Item 5.	Interest in Securities of the Issuer.

The Trust owns 179,790 shares of Kewaunee common stock, representing 6.5% of Kewaunee’s outstanding common stock. Mrs. Zucker, as trustee of the Trust, has sole voting, investment and dispositive power with respect to these shares.

The Trust purchased 42,390 shares of Kewaunee’s stock on October 22, 2019 for $15.40 a share through a broker. The Trust has not engaged in any other transactions in Kewaunee’s stock in the sixty days preceding the date of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 30, 2019	/s/ Anita G. Zucker
By Anita G. Zucker, as Trustee for
The Article 6 Marital Trust

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